April 7, 2009

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Mark Rakip
Kevin Woody

Re:	Federal Realty Investment Trust (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No. 1-07533

Ladies and Gentlemen:

This letter responds to your letter dated April 6, 2009, providing comments relating to the Company’s Form 10-K for the fiscal year ended December 31, 2008. In order to facilitate the Staff’s review of this letter, we have restated each of your numbered comments below and have included the Company’s response underneath each comment.

Form 10-K for the year ended December 31, 2008

General

Comment 1:

We note general counsel’s affirmation regarding the company’s awareness of its obligations under the Securities Act of 1933 and the Exchange Act of 1934 and the representations which followed. Please provide to us the same representations from the company, signed by an appropriate officer of the company.

Response:

The requested representations are included at the end of this letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Contractual Commitments, Page 51

Comment 2:

We have reviewed your response to comment number six. We continue to believe that interest payments related to your fixed rate debt is a contractual obligation of the company that should be included within the table of contractual obligations. In future filings, please revise your table to appropriately include these amounts.

Response:

In future filings, the Company will include interest payments related to fixed rate debt within the table of contractual obligations.

Item 8 and Item 15(a)(1) and (2)

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-8

Comment 3:

We note your response to prior comment seven. In future filings, please expand the disclosures within your Summary of Significant Accounting Policies to include a separate accounting policy noting the classification of leasing costs in your consolidated statements of cash flows and specifically identify the nature and types of leasing costs included in investing cash flows.

Response:

In future filings, the Company will expand its disclosures within Summary of Significant Accounting Policies to include a discussion of the classification of leasing costs as an investment activity in the consolidated statements of cash flows and identify the nature and types of costs classified as leasing costs.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (301) 998-8166.

Thank you for your consideration in these matters.

Sincerely,

/s/ Andrew P. Blocher
Andrew P. Blocher
Chief Financial Officer
Federal Realty Investment Trust

cc:	Eric M. Green, Pillsbury Winthrop Shaw Pittman LLP
Kirk Rogers, Grant Thornton